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                                                                    EXHIBIT 99.1

                         [CENTERPULSE LTD. LETTERHEAD]

     MEDIA RELEASE
Date July 16, 2002
Page 1/1

     MANAGEMENT REORGANIZATION AT CENTERPULSE: CHAIRMAN MAX LINK ASSUMES CEO DUTIES AND EXPANDS EXECUTIVE COMMITTEE TO INCLUDE DIVISION PRESIDENTS

     ZURICH, JULY 16, 2002 - THE BOARD OF DIRECTORS OF CENTERPULSE LTD. HAS UNANIMOUSLY DECIDED TO REORGANIZE THE COMPANY'S EXECUTIVE MANAGEMENT, A STEP THAT WILL ALSO INCLUDE THE EXPANSION OF THE EXECUTIVE COMMITTEE. BOARD CHAIRMAN MAX LINK WILL TAKE OVER THE DUTIES OF CHIEF EXECUTIVE OFFICER FROM STEPHAN RIETIKER, WHO IS LEAVING THE COMPANY EFFECTIVE IMMEDIATELY. DR. RIETIKER MADE SUBSTANTIAL CONTRIBUTIONS TO CREATING THE SETTLEMENT AGREEMENT REGARDING LITIGATION IN THE USA AND THE BOARD WISHES TO THANK HIM FOR HIS EFFORTS.

     Central functions will be maintained at the company's Zurich headquarters and will be managed by Urs Kamber (Finance), Gabor-Paul Ondo (Legal/Taxes), Matthias Molleney (Human Resources) and Beatrice Tschanz (Communications). The expanded Executive Committee will include the following Division
     Presidents: Richard Fritschi (Orthopedics Europe/Asia), David Floyd (Orthopedics USA), Dennis Wallach (Spine-Tech) and Steven Hanson (Dental). The Division Presidents will continue to manage their businesses as separate and independent units. The company's Biologics and Strategic Development Division will be disbanded and integrated in the various Divisions. Thomas Zehnder, the former head of this Division, will take on new duties within the Group.

     This reorganization is aimed at enhancing the successful development the company has made in recent months. "We plan on simplifying work processes while moving closer to the markets. The most significant external relationship in any company is that with the customers," stated Max Link. The four Divisions will again assume full responsibility for all the significant operative functions they require to be successful."

     NOTE TO EDITORS: MAX LINK WILL BE UNAVAILABLE FOR PERSONAL INTERVIEWS UNTIL THE COMPANY ANNOUNCES ITS HALF-YEAR RESULTS ON AUGUST 23. THANK YOU FOR YOUR UNDERSTANDING.

     Centerpulse's subsidiary companies develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation, trauma products, heart valves, synthetic blood vessels and stents for vascular and non-vascular obstructions.

     THE SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT 1995

     This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

     MEDIA INQUIRIES:
     Centerpulse Corporate Communications
     Phone +41 (0) 1 306 96 55 and
     Phone + 41 (0) 1 306 96 50
     Fax +41 (0)1 306 96 51
     E-mail: press-relations@centerpulse.com

     INVESTOR RELATIONS:
     Anja Stubenrauch
     Phone +41(0)1 306 98 25
     Fax +41(0)1 306 98 31
     E-mail: investor-relations@centerpulse.com

     (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

     THIS MEDIA RELEASE IS AVAILABLE ON THE INTERNET AT:
     www.centerpulse.com.

     THE COMPANY'S QUARTERLY REPORT IS AVAILABLE UNDER:
     www.centerpulse.com  "Investors/Financial reports"